UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007285

January 30, 2004

Jeffrey A. Welikson
Vice President and Secretary
Lehman Brothers Holdings Inc.
390 Park Ave., 11th Floor
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-30-2004

Re: Lehman Brothers Holdings Inc.

Dear Mr. Welikson:

This is in regard to your letter dated January 30, 2004 concerning the shareholder proposal submitted to Lehman Brothers by the Presbyterian Church (USA) for inclusion in Lehman Brothers' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Lehman Brothers therefore withdraws its December 9, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

cc: Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
Presbyterian Church (USA)
100 Witherspoon Street
Louisville, KY 40202-1396

806085

LEHMAN BROTHERS

December 9, 2003

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Lehman Brothers Holdings Inc. ("Lehman") received a letter dated October 30, 2003 from The Presbyterian Church (USA), presenting a stockholder proposal to be included in Lehman's next proxy statement (the "Proposal"). The Proposal is attached hereto as Exhibit A. Lehman respectfully requests that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action against Lehman if it omits the Proposal from its proxy materials for the following reasons:

1. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

2. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented.

The Proposal

The Proposal requests that the Board of Directors of Lehman develop policies that require management to develop procedures to prevent the securitization of predatory subprime loans that could lead to liability for Lehman.

The Proposal begins by referencing a recent judgment against Lehman that resulted from its securitizing subprime loans made by First Alliance. The Proposal then alleges that further litigation is likely.

The Proposal then identifies the following predatory practices that are being investigated by authorities.

- Credit life insurance being implied as necessary to obtain a loan (packing);
- Unnecessarily high fees;
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping);
- High pre-payment fees, with prepayment penalties applying for more than three years;

- Borrowers with inadequate income receiving loans, who will then default; and
- Payment performance of borrowers not being reported to credit agencies.

Finally, the Proposal requests that the Board of Directors develop policies that require management to develop operational procedures for more intensive screening of loans and their originators so that Lehman is not party to securitizations involving subprime loans that could lead to liability for Lehman.

Background

Lehman is one of the leading global investment banks, serving institutional, corporate, government and high net-worth individual clients and customers. Lehman's business includes capital raising for clients through securities underwriting and direct placements, corporate finance and strategic advisory services, private equity investments, securities sales and trading, research, and the trading of foreign exchange, derivative products and certain commodities. Lehman is also a leading underwriter of and market-maker in asset-backed securities which securitize residential and commercial loans.

The residential and commercial loans that are securitized by Lehman are subject to extensive regulation at the federal and state levels. These regulations include the Home Owners Equity Protection Act, which regulates the terms and conditions of certain "high cost" mortgage loans, the Truth-In-Lending Act, which regulates the disclosure of the costs of credit and other key lending terms, the Real Estate Settlement Procedures Act, which regulates real estate secured loans, and the Equal Credit Opportunity Act, which prohibits discrimination against borrowers and applicants on the basis of race, color, religion, national origin, sex, marital status, age, or because an applicant receives income from a public assistance program.

In securitizing these loans, Lehman engages in an extensive due diligence process to ensure that, among other things, lenders have adequate procedures in place to comply with these various federal and state requirements and loan terms and conditions comply with applicable legal disclosure requirements. This process includes a corporate and operational review of counterparties and meeting with their audit, risk management and legal departments and various levels of management to ensure that compliance procedures and fair lending policies are adequate.

Lehman also engages in a compliance-oriented analysis of a sample of the counterparty's loans as part of its due diligence procedures that seeks to determine, among other things, the existence of "predatory lending" practices. Although no single definition of "predatory lending" has been developed, Lehman's review seeks to identify lending practices that involve deception, fraud or manipulation of the borrower or taking unfair advantage of a borrower's lack of understanding about loan terms. To minimize the likelihood that Lehman will securitize loans originated pursuant to these predatory practices, Lehman's review seeks to determine whether lenders:

- bundle insurance products (such as credit life insurance) in a deceptive manner;
- charge excessive fees and rates;
- refinance loans with high additional fees (flipping);
- fail to disclose or charge unfair prepayment penalties;
- extend credit without regard to borrowers' ability to pay;
- fail to report borrowers' payment histories;
- fail to inform borrowers of all loan terms and conditions; and
- steer borrowers to inappropriate products.

If Lehman's diligence process identifies patterns or practices indicative of "predatory lending," Lehman will expand its sample review and have a discussion with the originator regarding the issue. If after this expanded review and discussion, Lehman continues to believe that patterns or practices indicative of "predatory lending" are present, Lehman will not securitize such loans and, when appropriate, will decline to enter into the transaction. While Lehman had these due diligence procedures in place prior to its involvement with First Alliance, it has continued to refine its procedures and heighten its review in response to regulatory, legislative and market developments.

Rule 14a-8(i)(3) – Violation of Proxy Rules

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) which permits a company to exclude from its proxy materials a shareholder proposal that "is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that proposals that are inherently vague and indefinite and therefore may be subject to varying interpretations violate Rule 14a-9 and consequently may be omitted pursuant to Rule 14a-8(i)(3). The Staff's no-action letters focus on two concerns when analyzing inherently vague and indefinite proposals: (1) that shareholders voting on the proposal would not be able to determine with any reasonable certainty what action or measures would be taken in the event the proposal were implemented and (2) that the company would be required to make highly subjective determinations about the meaning and scope of the terms of the proposal. See, e.g., Trammell Crow Real Estate Investors (March 11, 1991) (a proposal requesting the directors of a trust eliminate "economic" interests that "conflict" with interests of shareholders was excludable because "the meaning and application of terms and conditions in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations... the proposal may be vague and indefinite with the result that neither shareholders voting on the proposal nor the Trust in implementing the proposal, if adopted, would be able to determine with any reasonable certainty what actions would be taken under the proposal"); Hershey Foods Corporation (December 27, 1988) (a proposal requesting that the company advertise solely during television programming that does not discuss sexual issues was excludable on the basis that it was too vague and subject to differing interpretations); Jos. Schlitz Brewing Co. (March 21, 1977) (a proposal requesting that the company cease advertising during television programming containing "excessive and gratuitous violence" was excludable on the basis that the determination of what constitutes "excessive and gratuitous violence" is highly subjective). We submit that the Proposal may be excluded on similar grounds.

The Proposal requests that the Board of Directors develop policies that require management to develop procedures for "more intensive" screening of loans and their originators than presently exist. What constitutes "more intensive" is ambiguous, subjective and susceptible to divergent interpretations. The Proposal fails to provide the Board of Directors with any criteria for determining when this threshold would be met. As such, the additional level of scrutiny required by the Proposal may be subject to differing, highly subjective interpretations. Implementing the approach requested by the Proposal is further complicated by the fact that there is no accepted definition of "predatory lending" much less an accepted approach as to the proper procedures necessary to identify predatory lending practices. This is evidenced by the fact that different institutions that face the risk of engaging in predatory lending practices have implemented a variety of policies to minimize this risk. Given the lack of a generally accepted approach to guarding against predatory lending, it would be difficult, if not impossible, for the Board of Directors to determine what additional procedures should be adopted. Clearly, if Lehman is not permitted to exclude the Proposal from its proxy materials, Lehman's shareholders would not be able to determine with any reasonable certainty to what extent Lehman's screening policies and procedures would be modified in order for them to be sufficiently "more intensive."

Although the Staff has indicated that it will give proponents the opportunity to amend those portions of their proposals or supporting statements that may violate Rule 14a-9, we submit that the Proposal involves such indefinite determinations as to require its exclusion on these grounds. See Release No. 34-20091 (Aug. 16, 1983).

In addition to the general vagueness and the subjective nature of the Proposal, several of the statements in the Proposal are false and misleading. In the event that the Proposal is not excludable in its entirety, Lehman requests that these false and misleading statements be deleted. The Proposal states that "an estimated 63% of the $213 billion of subprime loan originations in 2002 were securitized" and that Lehman served as manager or underwriter in "12% of the total securitizations". The failure by the Proponents to provide citations or other documentation to support these statements is misleading because reasonable readers cannot refer to the source to verify the accuracy of the statement. See Southwest Airlines Co. (March 13, 2001); Northrop Grumman Corporation (February 16, 2001); Boise Cascade Corporation (March 8, 2000). Similarly, the Proposal references lawsuits that were settled by Household International and Citigroup for amounts far exceeding Lehman's liability with respect to First Alliance. Lehman had no role in these lawsuits or the matters underlying the claims. In addition, the entire liability was borne by the direct lenders in these suits and no underwriters or secondary market participants (such as Lehman) incurred liability in these settlements. The references to these lawsuits is misleading in that shareholders voting on the Proposal may incorrectly think that Lehman incurred liability in these lawsuits or engages in practices similar to that which led to liability in these lawsuits. The Proposal also states that "[f]urther litigation is likely" without providing any support for this allegation. By referencing these lawsuits and by making the unsubstantiated claim that further litigation is likely, the Proposal improperly implies that Lehman may be subject to similarly large lawsuits without providing any evidence that such lawsuits are pending or contemplated. We therefore submit that these statements should be excluded on the basis that they are false and misleading.

Rule 14a-8(i)(10) – Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a proposal that has been substantially implemented. The Staff has taken the position that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. American Brands, Inc. (Feb. 3, 1993). Therefore, if Lehman has substantially implemented a major portion of the Proposal, the entire Proposal is excludable. "A determination that [a] company has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." See Texaco Inc. (Mar. 28, 1991); see also Washington Gas Light Co. (Dec. 1, 1997). The Staff has consistently found that a shareholder's proposal is excludable where a company's practices and procedures address the issues raised by that proposal. See, e.g., Sears, Roebuck and Co. (Feb. 23, 1998); The Limited, Inc. (Mar. 15, 1996); The Gap, Inc. (Mar. 8, 1996).

In order to minimize the likelihood that Lehman will securitize loans originated pursuant to predatory lending practices, Lehman conducts a due diligence review of each lender and of a loan sample to determine the existence of "predatory lending" practices. Although, as discussed above, the Proposal fails to address the exact nature and extent of the additional policies the Board of Directors should implement if the shareholder proposal were adopted, presumably such policies would address the six specific predatory practices identified in the Proposal. Lehman's policies address each of these lending practices. For the convenience of the Staff, each of the predatory practices enumerated in the Proposal is reproduced in italics below followed by a discussion of Lehman's existing policies that address each practice.

- *Credit life insurance being implied as necessary to obtain a loan (packing)*

  Lehman's underwriting policies and procedures seek to determine whether lenders bundle insurance products (such as credit life insurance) in a deceptive manner. Lehman's policies dictate that insurance products should not be presented in a manner that leads the borrower to believe that they are a condition of the loan and should be appropriately explained and disclosed. Currently, Lehman excludes loans with pre-paid single premium credit life insurance from its securitizations.

- *Unnecessarily high fees*

  Lehman's underwriting policies and procedures seek to determine whether lenders charge excessive fees and rates. Lehman's policies state that fees and rates should be representative of the associated credit risks and/or costs and services associated with the origination of the loan and should be properly disclosed. Lehman currently excludes federal high cost loans from its securitizations.

- *Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping)*

  Lehman's underwriting policies and procedures seek to determine whether lenders "flip" customers. "Flipping" refers to the practice where a lender refinances a loan with another loan where the additional proceeds are largely used for fees and charges. Lehman's policies generally require that a loan refinanced within 12 months of the prior loan have a reasonable, tangible benefit to the borrower considering all the circumstances involved.

- *High pre-payment fees, with prepayment penalties applying for more than three years*

  Lehman's underwriting policies and procedures seek to determine whether prepayment penalties are fair and fully disclosed.

- *Borrowers with inadequate income receiving loans, who will then default*

  Lehman's underwriting policies and procedures seek to determine whether borrowers have the ability to repay their loans. Lehman's policies require that a lender's credit decision be based primarily on the repayment ability of the borrower.

- *Payment performance of borrowers not being reported to credit agencies*

  Lehman's underwriting policies and procedures seek to encourage lenders to report borrowers' payment histories to credit agencies. Lehman's policy recognizes that reporting such information enables consumers to improve their credit profile and have access to more favorable financing.

Lehman has therefore established comprehensive policies and procedures to identify loans originated pursuant to predatory lending practices. Lehman also represents that it has refused to securitize loans that its policies and procedures have identified as originated pursuant to predatory lending practices. Because Lehman's policies already address each of the specific predatory lending practices identified in the Proposal in addition to all other practices that Lehman considers potentially abusive, we submit that Lehman has substantially implemented the Proposal. In making a proposal, a shareholder should not be able to avoid the requirements of Rule 14a-8(i)(10) (i.e. that the proposal has been substantially implemented) by merely requesting that the policies a company has already established to address the issues raised by the proposal be made "more intensive".

Conclusion

For all the reasons set forth above, it is respectfully submitted that the omission of the Proposal from Lehman's next proxy statement is proper. We respectfully request your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted.

In accordance with Rule 14a-8(j), Lehman is simultaneously sending a copy of this letter and all attachments to The Presbyterian Church (USA). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's web site and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

If you have any questions, require further information, or wish to discuss this matter, please call me at (212) 526-0546.

Very truly yours,

LEHMAN BROTHERS HOLDINGS INC.

By: Jeffrey A. Welikson
Name: Jeffrey A. Welikson
Title: Vice President and Secretary

cc: Rev. William Somplatsky-Jarman
(The Presbyterian Church(USA))
Andrew Keller
(Simpson Thacher & Bartlett LLP)

EXHIBIT A

LEHMAN BROTHERS
Shareholder Resolution
AVOIDING UNDERWRITING AND SECURITIZATION OF PREDATORY LOANS

WHEREAS an estimated 63% of the $213 billion of subprime loan originations in 2002 were securitized, and our corporation has served as manager/underwriter in many securitizations, accounting for an estimated 12% of the total securitizations.

WHEREAS a recent judgment against Lehman Brothers has shown that secondary market purchasers and underwriters may have liability for allegedly fraudulent practices of an originator. Specifically, Lehman had provided a credit line to and bundled the mortgages for the secondary market of First Alliance Corporation, a now bankrupt subprime lender. The recent judgment against Lehman stated that Lehman "substantially assisted" First Alliance Corporation in perpetrating the alleged fraud, and held Lehman responsible for 10% of a $50.9 million judgment. Further litigation is likely.

A number of subprime lenders have been investigated by several federal and state authorities for alleged predatory lending practices in originating subprime loans. These predatory practices include:

- Credit life insurance being implied as necessary to obtain a loan (packing),
- Unnecessarily high fees,
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping),
- High pre-payment fees, with prepayment penalties applying for more than three years.
- Borrowers with inadequate income receiving loans, who will then default,
- Payment performances of borrowers not being reported to credit agencies,

Some of these practices have led to large settlements:

In the fall of 2002, the two largest subprime lenders entered into settlements, which provide restitution funds for consumers alleged to have been wronged by some of these practices.

- Household International settled with the Attorneys General of 20 states to provide a $484 million restitution fund and,
- Citigroup made a similar settlement for $215 million with Federal Trade Commission for the practices of Associates First Capital, prior to its purchase by Citigroup.

We believe that the securitizatrion of subprime loans plays a very important and valid role to the provision of subprime lending, and we believe that subprime lending does serve a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders;

We believe that our corporation must perform adequate re-underwriting of the loans and verification of the originator's methods to be assured that loans with so called predatory practices are not included in any securitization that the company performs;

BE IT RESOLVED that the shareholders request the Board of Directors to develop policies that require management to develop operational procedures for more intensive screening of loans and for more intensive screening of their originators, so that the Corporation is not party to securitizations involving subprime loans that could lead to liability for the originator's practices.

LEHMAN BROTHERS

VIA ELECTRONIC MAIL

January 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

By letter dated December 9, 2003, Lehman Brothers Holdings Inc. ("Lehman") requested that the Staff of the Securities and Exchange Commission not recommend enforcement action if Lehman excludes from its proxy materials a stockholder proposal (the "Proposal") submitted by The Presbyterian Church (USA).

As reflected in the correspondence attached as Exhibit A, The Presbyterian Church (USA) voluntarily withdrew the Proposal on January 27, 2004. Accordingly, Lehman hereby withdraws its no action request.

Lehman is simultaneously sending a copy of this letter and all attachments to The Presbyterian Church (USA). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Securities and Exchange Commission's web site.

If you have any questions, require further information, or wish to discuss this matter, please call Jeffrey A. Welikson at (212) 526-0546.

Very truly yours,

By: Jeffrey A. Welikson
Name: Jeffrey A. Welikson
Title: Vice President and Secretary

cc: Rev. William Somplatsky-Jarman
(The Presbyterian Church (USA))
Andrew Keller
(Simpson Thacher & Bartlett LLP)

LEHMAN BROTHERS INC.
399 PARK AVE 11TH FLOOR
NEW YORK, NY 10022
TEL +1 212 526 0546 FAX 646-758-2651

Exhibit A

MISSION RESPONSIBILITY THROUGH INVESTMENT
NATIONAL MINISTRIES DIVISION

PRESBYTERIAN CHURCH (USA)

VIA EMAIL AND SURFACE MAIL

January 27, 2004

Ms. Karen Corrigan, Vice President
Office of the General Counsel
Lehman Brothers Inc.
399 Park Avenue, 11th Floor
New York, NY 10022

Dear Karen:

Thank you for your reply of 15 January to the several questions that I posed in my previous letter. Our review is a follows:

1. Your explanation of the added cost to the purchasers for the due diligence resulting from high kick-out ratios makes sense and obviously puts pressure back on the originators to keep the kick-out ratios low.
2. We are pleased that your description of on-site visits as part of Lehman's due diligence includes small as well as large volume originators.
3. Lehman's checking for the originator's review of licensing, quality tracking and identities of principals of brokerages, which are supplying the originator with loans, is reasonable and we agree that the originators should be encouraged, if not required, to use one of the automated systems for review.
4. The question about the relative quality of loans for which servicing is turned over to a subservicer is not easy to resolve, and Dr. Lind has informed me that he may find time later in the year to attempt to work on an analysis of the securitizations.
5. We are pleased that Lehman is using both internal and external resources to monitor Ocwen together with an active dialogue with them. We would like to follow up later this year on this whole question of oversight of subservicers as Lehman develops its policies and procedures.
6. We appreciated the rather brief outline of your practices in the SEC challenge.

We have been very pleased with the forthrightness and detail of our dialogue with Lehman on these issues and hope that it may continue on some of the problems of servicing which have not been fully resolved. We would be looking at next summer as a time for another discussion if that meets with your schedule. Thank you personally for all your help in organizing our conference call and answering our questions.

100 Witherspoon Street • Louisville, KY • 40202-1396 • (502) 569-5809 • Fax (502) 569-8116

Therefore on behalf of the Presbyterian Church (USA), I am pleased to withdraw the shareholder proposal submitted on the subject of "Avoiding Underwriting and Securitization of predatory Loans." Our attorney, Mr. Paul Neuhauser, will be faxing a notice to the SEC tomorrow informing them of our withdrawal. We would appreciate it if you would contact the SEC as well, and withdraw your request for a no-action letter.

Sincerely yours,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment

Cc: Ms. Carol Hylkema, MRTI Chairperson
Rev. Isaiah Jones, Jr., MRTI Vice Chairperson
Dr. John Lind, CANICCOR
Mr. Dan Rosan, Interfaith Center on Corporate Responsibility

LEHMAN BROTHERS

Facsimile

TO	Grace Lee	FROM	Karen Corrigan
COMPANY	SEC	RE	Lehman Brothers Holdings Inc.
TELEPHONE		TELEPHONE	212-526-0582
FACSIMILE	202-942-9525	FACSIMILE	646-758-2655
DATE	30 January, 2004	NO. OF PAGES INCLUDING COVER SHEET	4

MESSAGE ☒ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ CONFIDENTIAL

Please see attached.

LEHMAN BROTHERS INC.
399 PARK AVE 11TH FLOOR
NEW YORK, NY 10022
TEL +1 212 526 0582 FAX 646-758-2655